Preston Gates & Ellis LLP
1900 Main Street, Suite 600
Irvine, California 92614
July 14, 2006
VIA EDGAR
Russell Mancuso
Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	AMDL, Inc. Schedule 14A Filed July 3, 2006 File No. 001-16695
Dear Mr. Mancuso:
     On behalf of our client, AMDL, Inc. (the “Company”), we are responding to your comment letter to Gary L. Dreher, Chief Executive Officer of the Company, dated July 6, 2006. We are proving this letter concurrently with the filing of an amendment to the Company’s Schedule 14A filed on July 3, 2006 (the “Amendment”). The numbered items below correspond to the numbers contained in your letter.
1.	In response to the requested changes to proposal two, the charter amendment, we have created separate proposals two, three and four for each of the following proposed amendments: (i) proposal to increase the authorized common stock; (ii) proposal to increase the authorized preferred stock; and (iii) proposal to effect a reverse stock split. Since proposal two as originally drafted included disclosures regarding all three proposed amendments, we segregated the information as appropriate to each new proposal, but did not expand the original disclosures.
     The Company has endeavored to fully respond to the staff’s comments set forth in its July 6th letter. On behalf of the Company, please be advised that the Company acknowledges that:
     • The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • The Company may not assert staff comments as a defense in any proceeding

Securities & Exchange Commission
Division of Corporation Finance
July 14, 2006

initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you in advance for your review of the Amendment. If you have any further questions concerning this filing or require additional information, please contact the undersigned at (949) 623-3537.

Very truly yours,
/s/ Veronica L. Nitschke

Veronica L. Nitschke

cc:	AMDL, Inc. Eduardo Aleman, Securities & Exchange Commission Division of Corporation Finance Daniel K. Donahue, Esq. Richard H. Bruck, Esq.